KludeIn I Acquisition Corp.

1096 Keeler Avenue

Berkeley, CA 94708

VIA EDGAR

January 26, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attn: Mr. Matthew Crispino

Re:	Re: KludeIn I Acquisition Corp.
Amendment No. 6 to Registration Statement on Form S-4
Filed January 17, 2023
File No. 333-265952

Dear Mr. Crispino

KludeIn I Acquisition Corp. (the “Company,” “KludeIn,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on January 24, 2023, regarding the Amendment No. 6 to Registration Statement on Form S-4 submitted to the Commission on January 17, 2022. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Amendment No. 6 to Form S-4

Basis of Presentation and Glossary, page 2

1.	Please revise your definition of minimum cash condition here to disclose the revised terms as amended pursuant to the January 17, 2023 amendment to the Merger Agreement.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated its disclosure on page 4.

Summary of the Proxy Statement/Prospectus

Waiver of Certain Lock-Up Restrictions, page 18

2.	Please revise to explain how releasing the Near securities from the lock-up restrictions assists KludeIn with satisfying Nasdaq listing requirements.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated its disclosure on pages 18, 121 and 135.

Executive Compensation of Near, page 266

3.	Please update this section to disclose compensation paid to Near’s executives for the year ended December 31, 2022.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated its disclosure on pages 266 - 268.

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We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Benjamin Reichel at breichel@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Mini Krishnamoorthy
Mini Krishnamoorthy, Chief Financial Officer of KludeIn I Acquisition Corp.

cc: Ellenoff Grossman & Schole LLP